Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

August 14, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 5

Letter dated August 6, 2018

File No. 024-10659

Dear Ms. Martin:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 6, 2018 (the “Comment Letter”) with respect to Post Qualification Amendment No. 5 to the Company’s Offering Statement on Form 1-A (File No. 024-10659) filed with the Commission on July 27, 2018 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Post-Qualification Amendment No. 6 (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

* * * * *

Ms. Erin E. Martin

Division of Corporation Finance

August 14, 2018

Risk Factors, page 7

1.	We note paragraph 16 of your subscription agreement states that the company and the subscriber waive the right to a trial by jury in any litigation relating to the agreement. Please revise to include a risk factor regarding this provision’s impact on shareholders and the enforceability of the provision. In your risk factor, address whether this provision applies to claims under the federal securities laws and confirm whether state law permits such a provision. Alternatively, address any questions as to the enforceability of the jury trial waiver.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure to remove the jury trial waiver provision and related disclosure from the Amended Filing, including the Subscription Agreement.

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement…, page 20

2.	Please expand this risk factor to discuss whether arbitration is intended to be the exclusive means of resolving disputes and to further discuss the provision’s impact on shareholders. Please also address whether this provision applies to claims under the federal securities laws. To the extent that it does apply to claims under the federal securities laws, please discuss any questions as to the enforceability of the provision.

In response to the Staff’s comment, the Company has revised its disclosure to remove the arbitration provisions and related disclosure from the Amended Filing, including the Subscription Agreement.

Securities Being Offered, page 66

3.	Please revise your disclosure to include a discussion regarding the arbitration provision in paragraph 15 of your subscription agreement. To the extent that it applies to claims under the federal securities laws, include a statement that investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder both here and in the subscription agreement.

In response to the Staff’s comment, the Company has revised its disclosure to remove the arbitration provisions and related disclosure from the Amended Filing, including the Subscription Agreement.

* * * * *

Ms. Erin E. Martin

Division of Corporation Finance

August 14, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP